Exhibit 99.1

Zapp EV Received European Certification for i300

European homologation will also enable the sale of initial quantities of i300 in India

LONDON, March 17, 2025 – Zapp Electric Vehicles Group Limited (Nasdaq: ZAPP) (“Zapp EV” or the “Company”), owner of Zapp, the British electric vehicle brand on a mission to revolutionise personal urban mobility, today announced it has received the required certificate from the National Standards Authority of Ireland confirming European Community Whole Vehicle Type Approval (“ECWVTA”) for the i300, the Company’s high-performance electric urban motorcycle. Zapp EV can now deliver the i300 throughout the European Union (“EU”).

The ECWVTA requires a comprehensive set of certification systems governing vehicle safety, production conformity, environmental protection and energy efficiency. ECWVTA certification is regarded as one of the highest standards in the world for vehicle quality and reliability, and several countries outside the EU have adopted the ECWVTA certification system as a reference standard in their domestic vehicle regulations, including India.

Swin Chatsuwan, Founder and Chief Executive Officer of Zapp EV, said: “Securing ECWVTA for i300 reflects our focus on the highest quality standard for Zapp’s first electric urban motorcycle and further validates the i300’s technologies, designs and production readiness. In addition to our rollout in Europe, this allows us to sell i300 in other countries that recognize EU certification, including importing up to 2,500 units per year to India from our Thailand reference micro-factory.”

David McIntyre, Chief Operating Officer of Zapp EV, added: “With this important milestone now achieved, we are activating long-standing plans to see i300 on the streets of Europe. We will start by converting existing reservations from customers. We also will begin appointing authorized resellers who have been patiently waiting with us on this journey, as well as developing our network of Zappers for delivery, service and after-sales support.”

About Zapp EV

Zapp EV (Nasdaq: ZAPP) and its operating subsidiaries are run by a team of experts from the mobility industry, on a mission to redefine the electric two-wheeler segment. Zapp's debut product, the i300, is an urban electric high-performance two-wheeler capable of traditional motorcycle levels of performance in a step-through format, combining ease of use with exhilaration and fun. The i300 is the first in a suite of high-performance electric two-wheelers that Zapp plans to bring to market. Zapp will offer a high-quality direct-to-customer experience known as DSDTC (drop-ship-direct-to-customer). Customers ordering the i300 online will have their bikes conveniently delivered to their home by authorised “Zappers,” who will provide at-home inspection, service and support throughout the vehicle ownership lifecycle. Zapp is a registered trademark of Zapp Electric Vehicles Limited in the United Kingdom and other countries. For more information, visit www.zappev.com.

Zapp Investor Relations Contact:

Mark Kobal

Head of Investor Relations

ir@zappev.com

Zapp Media Relations Contact:

pr@zappev.com

Forward-Looking Statements

This press release contains certain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended (or the “Exchange Act”). These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “budget,” “opportunity,” “plan,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions. Forward-looking statements are not historical facts but rather are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. Many factors could cause actual future events and results to differ materially from those expressed or implied by the forward-looking statements in this document, including but not limited to various general and specific risks and uncertainties associated with the Company's business and finances in general.

Readers should review and carefully consider the risks and uncertainties described in the “Risk Factors” section of Zapp EV's annual report on Form 20-F (File No. 001-41693), which is incorporated herein by reference, and other documents the Company files with or furnishes to the U.S. Securities and Exchange Commission from time to time. These filings identify and address important risks and uncertainties that could cause actual events and results to differ materially from those expressed or implied by the forward-looking statements herein. The forward-looking statements herein represent the Company’s views as of the date of this document. Subsequent events and developments may cause these views to change. Readers are cautioned not to place undue reliance on the forward-looking statements herein, all of which are qualified by the foregoing cautionary statements. Except as required by applicable law, Zapp assumes no obligation and does not intend to update or revise the forward-looking statements herein, whether as a result of new information, future events, or otherwise. Zapp does not give any assurance that it will achieve its expectations. The inclusion of any statement in this document does not constitute an admission by Zapp or any other person that the events or circumstances described in any such statements are material.